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                                            June 13, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

Attn:  Kate Tillan, Assistant Chief Accountant

Re:  Orbit/FR, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     SEC File No. 0-22583

Dear Ms. Tillan:

On behalf of Orbit/FR, Inc. (which we refer to as "we", "us" or our"), this letter is being submitted to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in your letter to Dave Lubbe, Chief Financial Officer of Orbit/FR, Inc., dated May 19, 2005 (the "Comment Letter"), with respect to the above-referenced filing.

We have addressed the Staff's comments in our Form 10-K/A filed on June 13, 2005 (the "2004 Form 10-K/A"), where applicable, which amends our Annual Report on Form 10-K for the year ended December 31, 2004.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 9A. Controls and Procedures - Page 26

1.   Please respond to the following comments regarding your disclosure:

     a. We note your disclosure under Item 9B, "Other Information," on page 27, that you inadvertently failed to file your December 31, 2004 press release on Form 8-K. In light of this fact, disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

          In response to your comment, we revised our disclosure in Item 9A of our 2004 Form 10-K/A to indicate that, with respect to our disclosure of earnings information in advance of the filing of our quarterly and annual reports with the Commission, our
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          disclosure procedures were deficient and that we have subsequently revised our disclosure procedures to address that deficiency.

     b. We note your disclosure that management concluded as of the evaluation date that your disclosure controls and procedures were "...effective to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this annual report was being prepared." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Revise your disclosure to clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Please similarly revise future filings.

          In response to your request, we have filed with our 2004 Form 10-K/A a revised Item 9A with the requested disclosure. We undertake to provide the requested disclosure in our future filings with the Commission.

     c. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003. Please similarly revise future filings.

          In response to your request, we have filed with our 2004 Form 10-K/A a revised Item 9A indicating that there was no change in our internal control over financial reporting that occurred during the fourth quarter that materially affected or is reasonably likely to materially affect our internal control over financial reporting. We undertake to provide the requested disclosure in our future filings with the Commission.

     d. We note that you refer to Rule 13a-14(c) and 15d-14(c). Please note that the definitions of disclosure controls and procedures are included in Rule 13a-15(e) and Rule 15d-15(c)of the Exchange Act. Please revise your 10-K to incorporate these references and similarly revise future filings.

          In response to your request, we have filed with our 2004 Form 10-K/A a revised Item 9A with the appropriate section references. We undertake to refer to the appropriate sections in our future filings with the Commission.

Financial Statements - Page F-1

Auditors' Report - Page F-1

2.   Please respond to the following comments:
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     a.   Please request Hoberman, Miller, Goldstein & Lesser, to explain how it is possible to date their report February 11, 2005, wherein they rely upon an audit conducted by Kost Forer Gabbay & Kasierer whose audit report is dated March 31, 2005. Please revise or advise.

          In response to your comment, we have filed with our 2004 Form 10-K/A a revised Hoberman, Miller, Goldstein & Lesser Auditor Report to reflect a date of March 31, 2005.

     b. Please request Kost Forer Gabbay & Kasierer to revise their report to refer to the Public Company Accounting Oversight Board (United States) instead of auditing standards generally accepted in the United States of America, or tell us why the current reference is appropriate. Refer to PCAOB Auditing Standard 1.

          In response to your comment, we have filed with our 2004 Form 10-K/A a revised Kost Forer Gabbay & Kasierer Auditor Report to reflect the standard PCAOB opinion language.

     c. Please request Kost Forer Gabbay & Kasierer to revise their report to include an opinion on the results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. The current report appears to only refer to the years ended December 31, 2003 and 2004.

          In response to your comment, we have filed with our 2004 Form 10-K/A a revised Kost Forer Gabbay & Kasierer Auditor Report which includes an opinion on the results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004.

     d. Please tell us why the audit report of Kost Forer Gabbay & Kasierer refers to notes that are not included in your financial statements.

          In response to your comment, we have filed with our 2004 Form 10-K/A a revised Kost Forer Gabbay & Kasierer Auditor Report that no longer refers to these notes, which are no longer included in the financial statements.

     e. One of the auditor's reports should clearly state who is taking responsibility for auditing the conversion of the financial statements from Israeli GAAP into U.S. GAAP.

          In response to your comment, we have filed with our 2004 Form 10-K/A a revised Kost Forer Gabbay & Kasierer Auditor Report which indicates that the financial statements are presented fairly in conformity with U.S. generally accepted accounting principles.

Note 1.  Summary of Significant Accounting Policies - Page F-7

Revenue and Cost Recognition - Page F-9

3. Tell us supplementally and revise future filings to address the following related to your long-term contracts:
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     a.   We note from page 10 that "from time to time" you design and manufacture custom systems. Please tell us why it is appropriate to recognize revenue under the percentage of completion method using a cost-to-cost basis. Provide information supplementally including further details concerning the products and services you provide. Refer to paragraph 14 of SOP 81-1.

According to SOP 81-1, paragraph 13, "contracts covered by this statement include ...Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts." We supplementally advise the Staff that we believe that this example closely describes our business. On the other hand, no example given in paragraph 14 of SOP 81-1 appears to describe the Company's business. The Company believes it is appropriate to recognize revenue under the percentage of completion method using the cost to cost basis based upon the extensive experience it has in this industry. Since some level of customization is common in most systems delivered by the Company, and since we have been successfully delivering these systems for many years, we believe that we possess the knowledge and understanding to effectively and dependably measure and estimate progress toward completion of these contracts.

     b. Explain whether any of these long-term contracts include customer acceptance, installation, training, rights of return, or other post shipment obligations. We note from page 6 that you provide comprehensive customer support and have upgrades to software offered on a regular basis. Supplementally explain how you recognize revenue for those post shipment obligations under EITF 00-21 and SOP 97-2.

          As mentioned above in our previous response, the Company's operations fall within the scope of SOP 81-1, which pursuant to EITF 00-21 is "higher-level authoritative literature that provides guidance regarding whether and/or how to separate multiple-deliverable arrangements into separate units of accounting," and therefore "the arrangement should be accounted for in accordance with that literature."

          In response to your comment, the Company supplementally advises the Staff that customer acceptance, installation, and training are common components of many of our long term contracts, the costs of which are estimated, accumulated and included in the percent complete revenue recognition calculation, and therefore, applicable revenue is deferred until the related costs are incurred. Although a customer's right of return is standard contract language in our industry, our experience is that the probability of this occurring is remote and therefore cannot be quantified. The Company offers comprehensive support to its customers in the form of warranty coverage for a specified period after delivery (most commonly one year). Estimated warranty costs are accrued upon completion of the contract and amortized over the warranty period. Actual warranty costs are analyzed and compared to estimated costs to ensure the adequacy of the estimates. The Company believes its estimation procedures to be adequate. The Company also offers maintenance and software support contracts that are amortized to revenue over the period of performance. Revenue for software upgrades not included under a warranty or software support program are recorded upon delivery.

                                     * * * *

In connection with responding to your comments, we acknowledge that:
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     -    We are responsible for the adequacy and accuracy of the disclosure in our filings;

     - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     - We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-674-5100 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Dave Lubbe

Dave Lubbe

cc:   Israel Adan
      Benjamin Strauss
      Bryan D. MacIntyre
      Steven Lesser